Exhibit 99.1

Exscientia plc

Unaudited Condensed Consolidated Statement of Loss and Other Comprehensive Income

for the three and nine months ended September 30, 2021 and 2020

		three months ended September 30,		nine months ended September 30,
		2021	2020	2021	2020
	Note	£’000	£’000	£’000	£’000
Revenue	4	17,644	968	23,219	5,721
Cost of Sales		(4,808)	(3,342)	(12,288)	(10,251)

Gross profit/(loss)		12,836	(2,374)	10,931	(4,530)

Research and development expenses		(12,929)	(2,854)	(25,308)	(7,177)
General and administrative expenses		(8,595)	(1,501)	(19,398)	(4,418)
Foreign exchange gains/(losses)		1,658	(2,367)	(1,241)	(878)
Other income	5	1,752	387	3,004	837

Operating loss	6	(5,278)	(8,709)	(32,012)	(16,166)

Finance income		2	4	7	81
Finance expenses		(59)	(32)	(118)	(58)
Share of loss of joint venture	11	(244)	(425)	(987)	(873)
Loss on derivative financial instrument		(1,362)	-	-	-

Loss before taxation		(6,941)	(9,162)	(33,110)	(17,016)

Income tax benefit	7	1,859	788	3,963	1,463

Loss for the period		(5,082)	(8,374)	(29,147)	(15,553)

Other comprehensive income:
Items that may be reclassified to profit or loss
Foreign currency gain/(loss) on translation of foreign operations		447	(57)	453	(26)

Items that will not be reclassified to profit or loss
Change in fair value of financial assets at fair value through OCI	13	-	-	300	-
Total other comprehensive income for the period, net of tax		447	(57)	753	(26)

Total comprehensive loss for the period		(4,635)	(8,431)	(28,394)	(15,579)

Basic and diluted loss per share	8	(0.06)	(0.08)	(0.32)	(0.15)

The above unaudited condensed consolidated statement of loss and other comprehensive income should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position

as at September 30, 2021 and December 31, 2020

		September 30, 2021	December 31, 2020
	Note	£’000	£’000
ASSETS
Non-current assets
Goodwill	9	6,150	173
Intangible assets, net	9	38,437	139
Property, plant and equipment, net	10	7,659	4,619
Investment in joint venture	11	591	123
Right-of-use assets	12	4,915	3,735
Other receivables		100	-
Investments in financial assets	13	2,554	-
Total non-current assets		60,406	8,789

Current assets
Trade receivables		7,500	446
Other receivables and contract assets		4,727	2,718
Current tax assets		8,593	3,187
Inventories		175	-
Cash and cash equivalents		227,631	62,584
Total current assets		248,626	68,935

Total assets		309,032	77,724

EQUITY AND LIABILITIES
Capital and reserves
Share capital	14	52	-
Share premium		13,886	89,099
Foreign exchange reserve		342	(111)
Share-based payment reserve		9,638	3,589
Fair value reserve		210	-
Retained earnings/(accumulated losses)		209,537	(34,054)
Total equity attributable to owners of the parent		233,665	58,523

LIABILITIES
Non-current liabilities
Deferred tax liability	15	7,452	-
Contract liabilities	16	11,631	1,265
Loans	17	305	-
Lease liabilities		3,638	2,761
Provisions	18	536	535
Total non-current liabilities		23,562	4,561

Current liabilities
Trade payables		5,869	3,333
Other payables	19	11,900	1,589
Contract liabilities	16	33,041	9,041
Lease liabilities		995	677
Total current liabilities		51,805	14,640

Total liabilities		75,367	19,201

Total equity and liabilities		309,032	77,724

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity

for the three months ended September 30, 2021 and 2020

	Share capital	Share premium	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Accumulated losses	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at July 1, 2020	-	80,853	23	3,067	-	(19,319)	64,624

Loss for the period	-	-	-	-	-	(8,374)	(8,374)
Foreign exchange gain on translation of subsidiaries	-	-	(57)	-	-	-	(57)
Total comprehensive loss for the period	-	-	(57)	-	-	(8,374)	(8,431)

Share-based payment charge	-	-	-	553	-	-	553
Issue of share capital, net of transaction costs	-	8,231	-	-	-	-	8,231
Exercise of share options	-	11	-	(337)	-	337	11
As at September 30, 2020	-	89,095	(34)	3,283	-	(27,356)	64,988

As at July 1, 2021	-	272,223	(105)	6,330	300	(57,711)	221,037

Loss for the period	-	-	-	-	-	(5,082)	(5,082)
Foreign exchange gain on translation of subsidiaries	-	-	447	-	-	-	447
Total comprehensive loss for the period	-	-	447	-	-	(5,082)	(4,635)

Share-based payment charge	-	-	-	3,374	-	-	3,374
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	-	-	-	-	(90)	90	-
Exercise of share options	-	1	-	(66)	-	66	1
Shares issued on acquisition of subsidiary	2	13,886	-	-	-	-	13,888
Effects of corporate reorganisation	50	(272,224)	-	-	-	272,174	-
As at September 30, 2021	52	13,886	342	9,638	210	209,537	233,665

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity

for the nine months ended September 30, 2021 and 2020

	Share capital	Share premium	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Accumulated losses	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
As at January 1, 2020	-	32,318	(8)	1,884	-	(12,140)	22,054

Loss for the period	-	-	-	-	-	(15,553)	(15,553)
Foreign exchange gain on translation of subsidiaries	-	-	(26)	-	-	-	(26)
Total comprehensive loss for the period	-	-	(26)	-	-	(15,553)	(15,579)

Share-based payment charge	-	-	-	1,736	-	-	1,736
Issue of share capital, net of transaction costs	-	56,766	-	-	-	-	56,766
Exercise of share options	-	11	-	(337)	-	337	11
As at September 30, 2020	-	89,095	(34)	3,283	-	(27,356)	64,988

As at January 1, 2021	-	89,099	(111)	3,589	-	(34,054)	58,523

Loss for the period	-	-	-	-	-	(29,147)	(29,147)
Foreign exchange gain on translation of subsidiaries	-	-	453	-	-	-	453
Change in fair value of financial assets through OCI	-	-	-	-	300	-	300
Total comprehensive loss for the period	-	-	453	-	300	(29,147)	(28,394)

Share-based payment charge	-	-	-	6,523	-	-	6,523
Issue of share capital, net of transaction costs	-	183,124	-	-	-	-	183,124
Transfer of gain on disposal of equity instruments at fair value through OCI to retained earnings	-	-	-	-	(90)	90	-
Exercise of share options	-	1	-	(474)	-	474	1
Shares issued on acquisition of subsidiary	2	13,886	-	-	-	-	13,888
Effects of corporate reorganisation	50	(272,224)	-	-	-	272,174	-
As at September 30, 2021	52	13,886	342	9,638	210	209,537	233,665

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash flows

for the nine months ended September 30, 2021 and 2020

		September 30, 2021	September 30, 2020
	Note	£’000	£’000
Operating activities
Loss before tax		(33,110)	(17,016)

Adjustments to reconcile loss before tax to net cash flows from operating activities:

Revenue settled with non-cash consideration	4	(3,349)	-
Depreciation of right-of-use assets	6	559	283
Depreciation of other tangible fixed assets	6	925	434
Amortisation of intangible assets	6	780	17
Loss recognised from joint venture	11	987	873
Finance income		(7)	(81)
Finance expenses		118	58
R&D tax credits	5	(1,314)	(739)
Share based compensation expenses	6	6,523	1,736
Foreign currency gain		(39)	-

Changes in working capital:
(Increase)/Decrease in trade receivables		(6,879)	705
Increase in other receivables and contract assets		(1,955)	(181)
Increase/(decrease) in contract liabilities		34,133	(3,395)
Increase in inventories		(31)	-
Increase/(decrease) in trade payables		2,451	(88)
Increase/(decrease) in other payables		7,450	(234)

Interest received		7	81
Interest paid		(21)	-
Income taxes received		246	3,215

Net cash flows from/(used in) operating activities		7,474	(14,332)

Investing activities

Payment for acquisition of subsidiary, net of cash acquired	15	(18,036)	-
Purchase of property, plant and equipment		(4,032)	(866)
Purchase of intangible assets		(1,460)	(4)
Additional investment in joint venture	11	(1,424)	(1,109)

Net cash flows used in investing activities		(24,952)	(1,979)

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash flows

for the nine months ended September 30, 2021 and 2020

Financing activities

Proceeds from issue of share capital, net of transactions costs	183,124	56,777
Payments of obligations under lease liabilities	(618)	(287)

Net cash flows from financing activities	182,506	56,490

Net increase in cash and cash equivalents	165,028	40,179
Exchange gain on cash and cash equivalents	19	7
Cash and cash equivalents at the beginning of the year	62,584	31,454

Cash and cash equivalents at the end of the period	227,631	71,640

Supplemental disclosure of operating inflow information
Cash inflows from collaborations	48,565	3,303

Amounts invoiced during the period	(55,556)	(2,577)
Foreign exchange losses on trade receivables	112	(21)
(Increase)/decrease in trade receivables	(6,879)	705

Supplemental disclosure of non-cash investing information
Capital expenditures recorded within trade payables	(574)	(518)
Capital expenditures recorded within other payables	147	99

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

1.	General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the ‘Group’ or ‘Exscientia’) for the three and nine months ended September 30, 2021.

Exscientia plc (formerly Exscientia Limited) is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited (formerly Exscientia Limited), Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures, RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC. Exscientia GmbH, Exscientia Ventures II Inc. and RE Ventures II, LLC were incorporated during the nine month period ended September 30, 2021.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

On October 05, 2021 the Company completed its initial public offering (“IPO”). In the IPO the Company sold an aggregate of 15,927,500 American Depository Shares (“ADSs”) representing the same number of ordinary shares, including 2,077,500 ADSs pursuant to the underwriters’ option at a public offering price of $22.00 per ADS. Net proceeds were $325,877,000 (£239,688,000). In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 1,590,909 ADSs at the initial offering price of $22.00 per ADS, for gross proceeds of approximately $35,000,000 (£25,743,000) in a private placement to the Bill & Melinda Gates Foundation (“Gates Foundation”), and a further 5,681,818 ADS at the same price of $22.00 per ADS to SoftBank’s SVF II Excel (DE) LLC fund (“SoftBank”), generating net proceeds after professional fees of $116,250,000 (£85,504,000).

Prior to and in contemplation of the consummation of the Company’s IPO, the Company undertook a corporate reorganisation which took place in several steps as follows:

•	Prior to the corporate reorganisation, the holding company of the Group was Exscientia AI Limited.

•	The Company was incorporated in England and Wales on June 29, 2021 under the name Exscientia Holdings Limited.

•	Pursuant to the terms of a share for share exchange completed on August 10, 2021, all of the shareholders of Exscientia AI Limited exchanged the £0.01 ordinary and preference shares held by them for an equal number of newly issued £2.00 ordinary and preference shares issued by Exscientia Holdings Limited of the same class, with the same shareholder rights.

•	On August 18, 2021 the Company changed its name to Exscientia Limited.

•	On August 26, 2021 the Company engaged in a bonus issue followed by a capital reduction, following which the issued share capital of the Company comprised of 77,700 Ordinary A shares of £0.16, 4,848 Ordinary B shares of £0.16, 30,255 Series A Preference shares of £0.16, 29,408 Series B Preference shares of £0.16, 57,295 Series C Preference shares of £0.16, 17,132 Series C1 Preference shares of £0.16, 10,123 Junior Series C Preference shares of £0.16 and 88,634 Series D1 Preference shares of £0.16.

•	On September 22, 2021 the Company was re-registered as a public limited company and renamed Exscientia plc.

See note 14 for further details of the corporate reorganisation. Exscientia plc is a continuation of Exscientia Limited and its subsidiaries, and the corporate reorganization has been accounted for as a business combination under common control. The corporate reorganization has been given retrospective effect in these financial statements, and such financial statements represent the financial statements of Exscientia plc. In connection with the corporate reorganisation, outstanding restricted stock units and share options awarded by Exscientia AI Limited were exchanged for share awards and option grants of Exscientia plc with identical restrictions.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

2.	Accounting policies

a)	Basis of preparation

These unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2020 except for the estimation of income tax (see note 7).

The financial statements do not include all of the information required for the full financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2020.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments and assets and liabilities acquired in a business combination which are measured at fair value.

The financial statements and footnotes have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on November 11, 2021 and signed on its behalf by Andrew Hopkins, Chief Executive Officer of the Group.

b)	Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to September 30, 2021. Subsidiaries are those entities over which the Company exercises control. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired.

c)	Going concern

As at September 30, 2021, the Group’s net cash and cash equivalents amounted to £227,631,000, with total unrestricted cash amounting to £225,623,000. While the Group has incurred significant research and development expenses from the start of the Group’s activities, net cash inflows related to operating activities amounted to £7,474,000 for the nine-month period ended September 30, 2021, with net cash outflows relating to operating activities of £14,332,000 for the nine-month period ended September 30, 2020. During the nine months to September 30, 2021 the Group also received net proceeds of £183,124,000 as a result of financing activities. The Group has never had recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

On October 05, 2021 the group raised further net proceeds totalling £350,935,000 through its IPO and concurrent private placements with SoftBank and the Gates Foundation.

The Board believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements. As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

2.	Accounting policies (continued)

d)	Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had an impact on the condensed consolidated interim financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2020. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements or processes.

e)	Significant accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2020. There have been no changes to existing accounting policies for the nine months ended September 30, 2021 except for the estimation of income tax (see note 7).

During the nine months ended September 30, 2021, the Group applied the following accounting policies to new transactions present in the period:

Restricted Stock Unit Plan (“RSU”)

The Group operates a RSU scheme, whereby certain employees receive restricted stock units held over Ordinary B Shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The RSU plan does not include any performance related vesting conditions.

Replacement share based payment awards

During the period, new equity instruments were granted to employees which were designated as replacement equity instruments for cancelled equity instruments. The Group accounts for these options in accordance with paragraph 27 of IFRS2, whereby the incremental fair value of the new awards, being the difference between the fair value of the replacement instruments and the net fair value of the cancelled equity instruments at the date the replacement instruments are granted, is recognised as a share based payment charge within profit and loss over the remaining vesting periods of the awards.

Financial assets held at fair value through profit and loss

The Group entered into an equity facility with SoftBank on April 27, 2021. Pursuant to this agreement, subject to certain subscription conditions, SoftBank agreed to subscribe up to an additional £216,174,000 in Series D Preferred shares at the Group’s request. The Equity Facility Agreement would continue for a term of one year or, if shorter, until the consummation of an IPO or a Share Sale as defined in the Company’s Articles. The right to place shares at a pre-agreed price was classified as a derivative financial asset held at fair value through profit and loss (“FVPL”). The instrument also included an embedded derivative relating to foreign exchange volatility between the Subscription Price, which is US Dollar denominated, and the currency of the underlying shares, which are denominated in Sterling. As at June 30, 2021 the derivative financial asset had a fair value of £1,362,000. As at September 30, 2021 it was deemed virtually certain that the Group would complete its IPO without exercising the option, and as such the fair value of the facility was deemed to be £nil leading to a reversal of the income statement gain recognised in the six months ended June 30, 2021 and therefore generating a loss of £1,362,000 in the three months ended September 30, 2021.

Loans

As part of the Group’s acquisition of Allcyte the group acquired a loan of €353,000 (£303,000) from the Austrian Research Promotion Agency (“FFG”). This loan accrues interest at a rate of 0.75% repaid annually and is repayable on September 30, 2026. The loan is accounted for at amortised cost. The fair value of the loan has been deemed to be materially equal to its carrying value at inception.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

2.	Accounting policies (continued)

e)	Significant accounting policies (continued)

Pharmacoscopy revenue and inventories

Revenues relating to the Group’s pharmacoscopy activities are generated through the delivery of services relating to short term collaborations with customers, typically of 3-6 months duration. Services are delivered in relation to specific work orders which are deemed to be distinct and are therefore separate performance obligations. Revenues are recognised at a point in time when control is passed to the customer. Costs incurred relating to performance obligations which have yet to be satisfied are capitalised as work in progress and recognised within inventories. Billings or payments received in advance of revenue recognition are recognised within contract liabilities.

Financial assets held at fair value through other comprehensive income

Following the achievement of a development milestone relating to the Group’s revenue contract with GT Apeiron Therapeutics Inc. (“GT”) on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in a private limited company as non-cash revenue consideration. These shares represent unlisted equity securities and the Group have taken the election provided within IFRS9 to recognise fair value gains and losses within Other Comprehensive Income (FVOCI).

On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group as further detailed in note 9. The value of these shares has been recognised as an intangible asset representing the rights that the Group has gained relating to an IP intangible brought into the joint arrangement by GT.

3.	Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period. Details of the estimates and judgements made are included in the accounting policies set out in the consolidated financial statements of the Group for the year ended December 31, 2020.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Judgements and assumptions are primarily made in relation to the following:

•	Revenue recognition to determine whether promises contained within the collaboration agreements are distinct from the other promises in the contract, whether milestones or other variable consideration should be included in the transaction price, whether performance obligations are satisfied at a point in time or over time, and for performance obligations satisfied over time the appropriate method of measuring progress for the purposes of revenue recognition.

•	The valuation of ordinary shares and the fair value of equity securities held by the Group.

•	The incremental borrowing rate for leases.

•	Aspects of the purchase price allocation in relation to the Group’s acquisition during the period including the fair value of the IP intangible capitalised and the useful economic life over which it should be amortised. A market participant valuation methodology has been applied in order to estimate the intrinsic value of the technology IP acquired in the acquisition by taking into account the increased probability of success that a market participant might derive from utilising the acquiree’s technology in the design and development of drug candidates over time.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

3.            Critical accounting estimates and judgements (continued)

Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

The significant judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2020 except for the following:

•	The Group has determined that the fair value of its equity facility with SoftBank is £nil as at September 30, 2021 as detailed in note 2 above.

•	The Group exercised judgement during the nine months ended September 30, 2021 with respect to the application of IFRS 16 ‘Leases’ to the determination of the lease term to be assigned to the Group’s new leased property at Milton Park. The lease contains a break-clause, and at the inception of the lease it was not deemed reasonably certain that the Group would not invoke the break clause present in the lease contract, and as such the lease term assigned at inception is equal to the period from the start of the lease until said break clause. This judgement will be re-assessed at each reporting date.

4.	Revenue

Revenue recognized during the three and nine months ended September 30, 2021 and 2020 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Bayer AG (“Bayer”), GT and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures. The proportion of revenue by customer in each period is as follows:

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	%	%	%	%
BMS (including Celgene)	99	58	81	79
GT	-	5	15	4
Others	1	37	4	17
	100	100	100	100

Revenue is recognized upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. All revenues during the three and nine months ended September 30, 2021 and 2020 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

During the three months ended September 30, 2021, £14,437,000 was recognised in relation to a candidate opt-in milestone achieved in respect of the Group’s collaboration with Celgene (2020: £nil), in addition to £3,349,000 recognised in March 2021 in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GT (2020: £nil). The value of these milestones had been constrained in the prior period and as such were not included within the transaction price for the associated performance obligations during the year ended December 31, 2020.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

4.            Revenue (continued)

During the nine month period to September 30, 2021, the Group reassessed its estimate of total projected external costs to be incurred over the course of its collaboration with Celgene. As a result of changes in the competitive landscape during the period and additional estimated costs relating to the design and profiling of additional candidate compounds to further support the Group’s patent applications, the Group’s expectations of total project external costs at September 30, 2021 was 31% higher than at December 31, 2020. No significant changes to estimated total projected external costs were noted during the three months ended September 30, 2021.

The Group has determined that no provision for future operating losses is required as at September 30, 2021, taking into account expected future cash inflows and the value of the remaining transaction price relating to the outstanding performance obligations relative to the remaining unavoidable costs of meeting the contract’s obligations.

5.	Other income

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	£’000	£’000	£’000	£’000
Grant income	1,149	99	1,690	98
R&D expenditure credit	603	288	1,314	739
	1,752	387	3,004	837

As at January 1, 2021 the Group operated two grants, a European governmental grant and a grant from the Gates Foundation. During the nine months to September 30, 2021 the Group entered into an additional grant arrangement with the Gates Foundation and Gates Philanthropy Partners in relation to which £1,087,000 was received during the period. These three grants in operation provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities. The maximum amounts receivable under the grants are £1,191,000, £3,098,000 and £1,087,000 respectively, with total amounts received of £248,000, £2,285,000 and £1,087,000 as at September 30, 2021 respectively.

During the three and nine months ended September 30, 2021 £81,000 of grant income was recognised in relation to a grant provided by FFG in relation to the early stage testing of the drug action in solid tumour patient samples with high content microscopy and deep-learning. The maximum amount receivable under this grant is £2,087,000.

6.	Operating Loss

Operating loss for the three and nine months ended September 30, 2021 and 2020 has been arrived at after charging/ (crediting):

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	£’000	£’000	£’000	£’000
Depreciation of owned fixed assets	354	147	925	434
Depreciation of right-of-use assets	247	144	559	283
Amortisation of intangible assets	767	6	780	17
Research and development costs	12,929	2,854	25,308	7,177
Foreign exchange (gain)/loss	(1,658)	2,367	1,241	878
Share-based payment charge	3,374	553	6,523	1,736
Acquisition related costs from business combination	1,197	-	1,197	-

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

7.	Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate in respect of continuing operations for the nine months ended September 30, 2021 was 11.97% (2020: 8.60%). A net deferred tax liability of £7,502,000 arose during the period upon completion of the business combination detailed in note 15.

8.	Earnings per share

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	£’000	£’000	£’000	£’000
Basic and Diluted loss for the period	(5,082)	(8,374)	(29,147)	(15,553)

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	Number	Number	Number	Number
Weighted average number of ordinary shares	85,887	101,624	92,049	101,035

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	£’000	£’000	£’000	£’000
Basic and diluted loss per share	(0.06)	(0.08)	(0.32)	(0.15)

The Group issues share options to employees, upon the exercise of which ordinary shares are issued. The preference shares in issue during the period were converted to ordinary shares upon completion of the Group’s IPO on 05 October 2021. Inclusion of the share options and preference shares would have an anti-dilutive effect due to the loss incurred during the period, therefore basic and dilutive loss per share are the same.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

9.	Intangible assets and Goodwill

	Goodwill	Acquired IP	Computer Software	Patents	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At January 1, 2020	173	-	82	150	405
Additions	-	-	3	-	3
At December 31, 2020	173	-	85	150	408
Additions	-	2,543	13	-	2,556
Acquired on acquisition of subsidiary	5,888	36,079	-	-	41,967
Foreign exchange	89	443	-	-	532
At September 30, 2021	6,150	39,065	98	150	45,463

Accumulated amortisation and impairment
At January 1, 2020	-	-	58	15	73
Amortisation charge- R&D expenses	-	-	-	15	15
Amortisation charge- G&A expenses	-	-	8	-	8
At December 31, 2020	-	-	66	30	96
Amortisation charge- R&D expenses	-	761	-	11	772
Amortisation charge- G&A expenses	-	-	8	-	8
At September 30, 2021	-	761	74	41	876

Carrying value
At September 30, 2021	6,150	38,304	24	109	44,587

At December 31, 2020	173	-	19	120	312

On July 1, 2021 the Group entered into a joint operation with GT in order to build a sustainable pipeline of high-value, best/first in class therapeutics. As part of this arrangement the pre-existing collaboration arrangement between the two parties was terminated, the Group made a payment of £1,448,000 and waived the rights to 30% of the shares in GT that became receivable following the achievement of a milestone on the pre-existing collaboration agreement, the total fair value of which was recognised as an acquired IP intangible at that date. The intangible relates to the IP in the pre-existing collaboration target that the group gained joint control of as a result of its participation in the joint operation. No amortisation charge has been recognised in relation to the IP during the period as the asset has yet to be commercialised.

On August 18, 2021 the Group acquired intellectual property relating to the Pharmacoscopy technology utilised by Allcyte as part of the acquisition of that company. The IP is being amortised over a period of 8 years from the acquisition date. See note 15 for further details regarding the business combination.

10.	Property, Plant and Equipment

During the nine months ended September 30, 2021, the Group acquired assets at a cost of £3,619,000, of which £630,000 related to assets under construction, £284,000 were additions to computer equipment, £150,000 were additions to office furniture and equipment, £176,000 related to leasehold improvements and £2,379,000 were additions to plant and equipment, primarily laboratory equipment. The Group also acquired assets with a fair value of £373,000 as part of its acquisition of Allcyte GmbH (“Allcyte”), see note 15.

No disposals of property, plant and equipment were made during the nine months ended September 30, 2021.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

11.	Investments in joint ventures and joint operations

During the nine months ended September 30, 2021, the Group made additional capital contributions totalling £1,424,000 to its joint venture with RallyBio, RE Ventures (nine months to September 30, 2020: £1,109,000), with none of those contributions being made in the three months ended September 30, 2021 (3 months to September 30, 2020: £309,000).

The Group’s share of the loss incurred by the joint venture during the nine months ended September 30, 2021 totalled £987,000 (nine months to September 30, 2020: £873,000), with the share of loss in the three months ended September 30, 2021 totalling £244,000 (three months ended September 30, 2020: £425,000).

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the nine month period ended September 30, 2021 (nine months to September 30, 2020: £nil).

The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2020.

On May 26, 2021 the Group entered into a joint operation with EQRx Inc., a Delaware corporation to identify, discover and develop innovative drug candidates for high value therapeutics. Exscientia has the primary responsibility for the discovery, initial profiling, pre-clinical toxicology and IND-enabling studies of the potential candidates for each target, with EQRx Inc. responsible for the development and commercialisation of the candidates. As part of this arrangement, the Group received an initial payment of £5,298,000. A further £5,445,000 was invoiced to EQRx on September 02, 2021 upon the selection of a second target for the collaboration.

On July 1, 2021 the Group entered into a joint operation with GT as described in note 9 above.

12.	Leases

Right-of-use assets:

£’000
Cost
At January 1, 2020	1,114
Additions	3,245
At December 31, 2020	4,359
Additions	1,504
Acquired on acquisition of subsidiary	235
At September 30, 2021	6,098

Accumulated Depreciation
At January 1, 2020	185
Depreciation charge	439
At December 31, 2020	624
Depreciation charge	559
At September 30, 2021	1,183

Carrying value
At September 30, 2021	4,915

At December 31, 2020	3,735

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

12.          Leases (continued)

As at January 1, 2021 the Group had 3 pre-existing lease agreements relating to 2 properties based in the United Kingdom. In each instance the Group has the right, but not the obligation, to exit the leases at the end of the respective break periods in each instance. On July 12, 2021 the Group entered into a 10 year lease relating to premises at Milton Park, Oxfordshire with a five-year break period. The Group has the right, but not the obligation, to exit the lease at the end of the break period. A total commitment of £1,436,000 is payable over the period from the inception of the lease to the break clause date.

Currently the assumed lease term for each of the above leases extends to the date where the break-clause can be exercised, rather than the lease end date.

As part of the Group’s acquisition of Allcyte the Group acquired a lease relating to that Company’s Austrian premises, the lease term of which runs until 31 December 2022.

The depreciation charge relating to these properties is recorded within general and administrative expenses.

In respect of the Group’s leasing activities the following amounts were recognized:

	three months ended		nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	£’000	£’000	£’000	£’000
Recognized within general and administrative expenses
Depreciation charge for the right-of-use assets	247	144	559	283
Expenses relating to short-term leases	11	3	22	8
Recognized within finance expenses
Interest expense on lease liabilities	38	31	95	55

The lease liability contractual maturities as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
	£’000	£’000
Within one year	995	677
One to five years	3,541	2,309
More than 5 years	516	820
	5,052	3,806

13.            Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value

Following the achievement of a development milestone on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in GT. These shares represent unlisted equity securities and the Group has taken the election provided within IFRS9 to recognise fair value gains and losses within Other Comprehensive Income (FVOCI). The Group has established the fair value of this instrument using a discounted cashflow methodology. On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group as further detailed in note 9.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

13.          Fair value measurement of financial instruments (continued)

Fair value measurements using significant unobservable inputs (level 3)- financial assets at FVOCI

	Unlisted equity securities	Total
	£’000	£’000
Opening balance as at January 1, 2021	-	-
Acquisitions	3,349	3,349
Gains recognised in other comprehensive income	300	300
Disposals	(1,095)	(1,095)
Closing balance as at September 30, 2021	2,554	2,554

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at September 30, 2021.

The following table summarises the quantitative information about the significant unobservable inputs used in the level 3 fair value measurement of the unlisted equity securities are as follows:

Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value

Discount rate	11%-13%	A 1% decrease would increase the fair value of the equities by £1,730,000.

Profit margin on drug sales	44%-45%	A 1% decrease in the operating profit margin achieved on sale of any commercialised drugs decreases the fair value of the equities by £663,000.

There were no significant inter-relationships between unobservable inputs that materially affect fair values.

Other financial instruments

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

14.	Share capital

The share capital of the Group is represented by the share capital of the parent company, Exscientia plc. This company was incorporated on June 29, 2021 and became the parent company of the Group on August 10, 2021. Prior to this the share capital of the Group was represented by the share capital of the previous parent company, Exscientia AI Limited (formerly Exscientia Limited).

	September 30, 2021	December 31, 2020
	£	£
Issued and fully paid share capital
86,426 (2020: 97,324) Ordinary A shares	13,828	97
30,255 (2020: 30,255) Series A Preference shares	4,841	30
29,408 (2020: 29,408) Series B Preference shares	4,705	30
4,848 (2020: 5,785) Ordinary B shares	776	6
10,123 (2020: 10,123) Junior Series C shares	1,620	10
57,295 (2020: 57,295) Series C Preference shares	9,167	57
17,132 (2020: nil) Series C1 Preference shares	2,741	-
88,634 (2020: nil) Series D1 Preference shares	14,181	-
	51,859	230

Shares authorised and issued (number)

	December 31, 2020	Issue of shares	Re-designation of shares	September 30, 2021
Ordinary A shares	97,324	8,726	(19,624)	86,426
Series A Preference shares	30,255	-	-	30,255
Series B Preference shares	29,408	-	-	29,408
Ordinary B Shares	5,785	3,826	(4,763)	4,848
Junior Series C Shares	10,123	-	-	10,123
Series C Preference shares	57,295	-	-	57,295
Series C1 Preference shares	-	17,132	-	17,132
Series D1 Preference shares	-	64,247	24,387	88,634
	230,190	93,931	-	324,121

The Group raised proceeds totalling £21,104,000 net of transaction costs of £347,000 from the issue of 17,132 Series C1 preference shares as an extension to the Series C funding round completed in 2020, with the transaction completing on March 1, 2021.

The Group raised a further £162,019,522 in April 2021 from the issue of 64,247 Series D1 preference shares. In conjunction with this transaction, the Group re-designated 19,624 Ordinary A shares and 4,763 Ordinary B shares as Series D1 Preference shares.

The Group issued 3,826 Ordinary B shares with a nominal value of £0.001 during the period, all of which related to the exercise of share options (see note 21).

On August 26, 2021 the Group issued 8,726 Ordinary A shares of £0.16 each with a fair value of £13,888,000 to the shareholders of Allcyte as part of its acquisition of that Company (see note 9).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

14.	Share capital (continued)

Group reorganisation

The Company was incorporated on 29 June 2021, with share capital of 1 Ordinary A share of £2.00. On August 10, 2021 share capital of 77,699 Ordinary A shares of £2.00, 4,848 Ordinary B shares of £2.00, 30,255 Series A Preference shares of £2.00, 29,408 Series B Preference shares of £2.00, 57,295 Series C Preference shares of £2.00, 17,132 Series C1 Preference shares of £2.00, 10,123 Junior Series C Preference shares of £2.00 and 88,634 Series D1 Preference shares of £2.00 each were issued by the Company to the shareholders of Exscientia AI Limited in consideration for the transfer from Exscientia AI Limited of the entire issued share capital of Exscientia AI Limited, as a result of which a merger reserve of £217,380,000 was created.

On 11 August 2021, following the above transactions, the Company transferred its investment in Exscientia AI Limited to a newly formed fully owned intermediate holding company, Exscientia (UK) Holdings Limited.

On 26 August 2021 the Company capitalised the amount standing to the credit of the merger reserve of £217,380,000 via a bonus issue, applying such sum in paying up in full 108,690,325 Ordinary A shares of £2.00 each, which were allotted to each holder of the existing Ordinary A shares in proportion to the number of Ordinary A shares that they held as at 12 August 2021 prior to the transaction. Following the bonus issue a capital reduction was executed, also on 26 August 2021, whereby the same number of shares were cancelled and extinguished, creating retained earnings at that point of £217,380,000. The Company then approved a reduction of capital by way of solvency statement pursuant to which £1.84 was cancelled from each issued ordinary and preference share of £2.00 each. This reduced the issued capital from £630,000 to £50,000 and increase retained earnings by £580,000. Following the capital reduction the issued share capital of the Company comprised of 77,700 Ordinary A shares of £0.16, 4,848 Ordinary B shares of £0.16, 30,255 Series A Preference shares of £0.16, 29,408 Series B Preference shares of £0.16, 57,295 Series C Preference shares of £0.16, 17,132 Series C1 Preference shares of £0.16, 10,123 Junior Series C Preference shares of £0.16 and 88,634 Series D1 Preference shares of £0.16.

The below table summarises the movements in the share capital of the group as a result of the various share transactions that occurred during the nine months ended September 30, 2021.

£
Issued and fully paid share capital as at January 1, 2021	230
Issue of shares as a result of share option exercises during the period	4
Series C1 funding round	17
Series D1 funding round	64
Share for share exchange	630,475
Bonus issue	108,690,325
Share capital reduction	(108,690,325)
Nominal value reduction	(580,327)
Issue of shares on acquisition of subsidiary	1,396
Issued and fully paid share capital as at September 30, 2021	51,859

Rights of Share Classes

Holders of Ordinary A shares, Series A Preference shares, Series B Preference shares, Series C preference shares, Junior Series C shares, Series C1 Preference shares and Series D1 Preference shares were entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. Ordinary B shares did not carry these voting rights. All preference shares in issue throughout the period were converted into ordinary shares immediately on the occurrence of the IPO on October 5, 2021.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

15.	Business Combination

On August 18, 2021 the Group acquired 100% of the equity shares of Allcyte, a precision medicine biotechnology company incorporated in Austria. The acquisition allows the group to apply Allcyte’s technology relating to the high content evaluation of individual patient biology in primary tumour tissues to the Group’s target discovery and drug optimisation activities. Following the acquisition Allcyte was merged with the Group’s 100% owned subsidiary, Alphaexscientia Beteiligungs GmbH, and the merged entity was renamed as Exscientia GmbH.

Details of the purchase consideration, the net assets acquired and goodwill created are as follows:

£’000
Purchase consideration
Cash paid	19,865
Equity securities issued	13,888
Total purchase consideration	33,753

The assets and liabilities recognised as a result of the acquisition are as follows:

£’000
Pharmacoscopy technology IP (see note 9)	36,079
Property, plant and equipment (see note 10)	373
Right-of-use assets (see note 12)	235
Cash and cash equivalents	1,829
Inventories	177
Trade receivables	176
Other receivables	123
Current tax assets	519
Trade payables	(481)
Loans	(300)
Other payables	(2,843)
Lease liabilities	(220)
Contract liabilities	(300)
Net deferred tax	(7,502)

Net identifiable assets acquired and liabilities assumed	27,865

plus Goodwill	5,888

Total purchase consideration	33,753

The goodwill is attributable to additional value expected to be derived by the Group from the acquisition, as well as the fair value of the workforce acquired. None of the goodwill is expected to be deductible for tax purposes.

The fair value of purchase consideration and goodwill balances are provisional pending receipt of final approval of the working capital adjustment relating to the purchase consideration. A net deferred tax liability of £7,502,000 arose on completion of the acquisition which is made up of a deferred tax liability of £8,879,000 in relation to the intangible assets acquired offset by a deferred tax asset of £1,377,000 relating to historical losses incurred by Allcyte prior to the acquisition.

Revenue and profit contribution

The acquired business contributed revenues of £nil and a net loss of £432,000 to the Group from the period August 19, 2021 to September 30, 2021. If the acquisition had occurred on January 1, 2021, consolidated revenue and consolidated loss after tax for the nine month period ended September 30, 2021 would have been £439,000 and £7,585,000 higher respectively.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

15.	Business Combination (continued)

Share clawback

As part of the purchase transaction additional equity securities with a total fair value of £8,074,000 were issued to shareholders of Allcyte who act in management positions of the company. These shares are subject to a clawback period of three years from the acquisition date whereby should said employees leave their positions within the Group within the clawback period the shares will be repurchased by the Group at their then nominal value. The fair value of these securities has been excluded from the purchase consideration in accordance with paragraph B55 of IFRS3 and will be expensed to profit and loss on a systematic basis over the period to which the clawback relates. The total expense recognised within the share based payment charge during the three and nine month period to September 30, 2021 in relation to these shares is £581,000. This expense is included within research and development expenses.

Acquisition-related costs

Acquisition-related costs of £1,197,000 are included in general and administrative expenses in profit and loss.

16.	Contract liabilities

	September 30, 2021	December 31, 2020
	£’000	£’000
Within one year	33,041	9,041
More than one year	11,631	1,265
	44,672	10,306

A reconciliation of the movement in contract liabilities is as follows:

	January 1, 2021	Additions	Acquired as part of acquisition	Recognised	September 30, 2021
	£’000	£’000	£’000	£’000	£’000
Contract liabilities
Collaboration contract liabilities	7,970	39,851	186	(5,380)	42,627
Deferred income relating to grants	2,336	1,087	114	(1,492)	2,045
Total contract liabilities	10,306	40,938	300	(6,872)	44,672

Additions to contract liabilities during the period include £28,939,000 invoiced to BMS relating to the new collaboration with that entity, and £10,743,000 from EQRx Inc..

	January 1, 2020	Additions	Acquired as part of acquisition	Recognised	December 31, 2020
	£’000	£’000	£’000	£’000	£’000
Contract liabilities
Collaboration contract liabilities	15,087	2,449	-	(9,566)	7,970
Deferred income relating to grants	-	2,533	-	(197)	2,336
Total contract liabilities	15,087	4,982	-	(9,763)	10,306

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

17.	Loans

As part of the Group’s acquisition of Allcyte the group acquired a loan of €353,000 (£303,000) from the FFG. This loan accrues interest at a rate of 0.75% repaid annually and is repayable on September 30, 2026.

18.	Provisions

A provision of £535,000 was made during the year ended December 31, 2020 in respect of the Group’s obligation to restore alterations made on lease space within one of the group’s leasehold properties. The required work is expected to be completed in 2024 and 2028. During the nine months ended September 30, 2021 an additional finance charge of £1,000 was incurred in relation to the provision.

19.	Other creditors

	September 30, 2021	December 31, 2020
	£’000	£’000
Other payables	1,635	98
Other taxation and social security	1,462	255
Corporation tax	4	2
Accruals	8,799	1,234
	11,900	1,589

20.	Related party transactions

During the nine months ended September 30, 2021 the Group entered into the following transactions with related parties who are not members of the Group:

Evotec AG is a shareholder of Exscientia plc. The Group has three main arrangements with Evotec AG and its affiliates:

•	A joint operation set up for the development of three compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec AG has invoiced the Group £223,000 during the nine months ended September 30, 2021 in relation to this joint operation, of which £nil was outstanding at the end of the period (year ended December 31, 2020: £678,000 invoiced and nil outstanding at the end of that period). The corresponding expenses related to these amounts are recognised within research and development expenses.

•	As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec AG) has been engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The costs of this arrangement are shared equally between Evotec AG and Exscientia AI Limited. The entity has invoiced the Group £724,000 during the nine months ended September 30, 2021, of which £121,000 was outstanding at the end of the period (year ended December 31, 2020: £146,000, of which £nil was outstanding at the end of that period). As at September 30, 2021 the Group had recorded accruals totalling £189,000 relating to costs incurred with Aptuit that had yet to be invoiced (December 31, 2020 £nil). The corresponding expenses related to these amounts are recognised within research and development expenses.

•	Exscientia AI Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organization to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity has invoiced £9,983,000, of which £1,294,000 was outstanding at the end of the period. (year ended December 31, 2020: £12,843,000, of which £878,000 was outstanding at the end of that period). The corresponding expenses related to these amounts are recognised within cost of sales.

All amounts outstanding are under typical trading terms and conditions and will be settled in full by cash payment.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

20.	Related party transactions (continued)

The Group has undertaken three transactions with the Group’s joint ventures with RallyBio, RE Ventures I, LLC:

•	Additional capital contributions of £1,424,000, with £nil outstanding as at September 30, 2021 (year ended December 31, 2020 contributions of £1,070,000 with £nil outstanding). No shares were issued as a result of the capital contributions. The Group equity accounts for the Group’s joint venture with RallyBio and as such capital contributions are recognised as an increase in the Group’s investment in joint venture, with the Group’s share of losses for the period recognised as a share of loss in joint venture and as a reduction in the investment.

•	Research Services Agreement, where RE Ventures I, LLC engaged Exscientia AI Limited to utilise its proprietary technology on the development of novel compounds. £333,000 was recognised in revenue for the nine months ended September 30, 2021 (year ended December 31, 2020: £776,000).

•	Research and development costs totalling £9,000 (year ended December 31, 2020: £14,000) have been recharged to RE Ventures I, LLC, with a further £184,000 accrued within contract assets as at September 30, 2021 (2020: £nil).

21.	Share based payments

Please note that all values and numbers stated within this note do not take into account the impact of the share for share exchange that took place on October 5, 2021 described in note 24.

Employee Share Option Scheme

The Group operates four share-based compensation schemes for employees of the Group, which are described below.

Enterprise Management Incentive (“EMI”) Scheme

The EMI is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over Ordinary B shares and have an exercise price as agreed with HM Revenue and Customs prior to award. The Group ceased to qualify under the EMI rules as of December 24, 2018 and therefore no longer issues options under this scheme.

Company Share Ownership Plan (“CSOP”)

The CSOP scheme is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over Ordinary A shares and have an exercise price as agreed with HM Revenue and Customs prior to award.

Unapproved Share Ownership Plan (“USOP”)

The USOP scheme is an Unapproved Option Scheme as defined in UK tax legislation. USOP options are granted to persons who do not qualify for EMI or CSOP options, such as non-UK employees, consultants or non-executive directors. As a result of the tax status of this scheme, option holders will be subject to tax on these options when they are exercised, at which point they will be subject to Income Tax and, in certain circumstances, National Insurance at the prevailing rates. Options issued under this scheme are over Ordinary B shares.

As at September 30, 2021 the Group had the following vested share options outstanding:

Vested outstanding share options	12,770
Weighted average exercise price	£3.72

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

21.	Share based payments (continued)

The share-based remuneration expenses relating to employee share options (including the clawback shares referred to in note 15) amounted to £6,023,000 during the nine months ended September 30, 2021 (nine months ending September 30, 2020: £1,736,000). The share based remuneration expenses relating to employee share options for the three months ended September 30, 2021 was £3,039,000 inclusive of amounts relating to the Allcyte clawback (see note 15) (three months ended September 30, 2020: £553,000).

The following information is relevant to the determination of the fair value of the options issued during the period. The Black-Scholes model has been used to calculate the fair value of options of the equity settled share based payments, with the following weighted average values:

Exercise price	£11.24
Expected life	6.0 years
Expected volatility	93.1%
Risk-free rate	0.89%
Expected dividend rate	-
Fair value	£1,427.08

The fair value of the underlying ordinary shares is determined using the Black-Scholes option pricing model. The volatility assumption is based on benchmarking similar companies. The risk-free rate is determined by reference to the Bank of England nominal spot curves.  For historical grants, the expected life is based on data published by the University of Florida which shows the median age of Technology companies at an Initial Public Offering (‘IPO’).  For awards issued from April 3, 2021 the expected life is based on the mid-point between the vesting date and the expiry date of the award in question.

Details of the share options are below:

	Number of share options	Weighted average exercise price
Options held as at 01 January 2021	24,839	£4.38
Granted	10,790	£11.24
Exercised	(3,826)	£3.78
Forfeited/Replaced	(2,750)	£4.33
Options held as at 30 September 2021	29,053	£7.01

Share options outstanding as at September 30, 2021 had exercise prices in the range of £0.01 to £22.56 (December 31, 2020: £0.01 to £6.70). The weighted average contractual life for options outstanding as of September 30, 2021 was 7.9 years (December 31, 2020: 7.3 years).

Restricted Stock Unit Plan (“RSU”)

The Group operates a RSU scheme, whereby certain employees receive restricted stock units held over Ordinary B shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The Company does not include any performance related vesting conditions, however vesting is contingent upon a liquidity event occurring. At each balance sheet date the Company estimates whether achievement of such an event is deemed probable within the life of the awards, and a charge is recognised where this is deemed to be the case. The liquidity event conditions were satisfied upon the completion of the Company’s IPO on October 05, 2021.

The awards expire on the earlier of a liquidity event deadline and the cessation of the participant’s employment with the Group.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

21.	Share based payments (continued)

Details of the RSUs in existence during the nine months to September 30, 2021 are as follows:

Number of RSUs
RSUs held as at January 1, 2021	-
Granted	3,105
RSUs held as at September 30, 2021	3,105

Of the RSUs granted during the nine months to September 30, 2021, 2,000 were issued as replacement options for EMI options cancelled during the period, with the charge for the period representing the amount recognised in the period relating to the incremental fair value of the RSU awards over and above those of the EMI options as at the date of grant of the latter.

The weighted average grant date fair value per unit of the RSUs granted in the nine months to September 30, 2021 was £2,264.75. The weighted average remaining contractual life of the awards granted during the period was 6.8 years as at September 30, 2021. No awards vested during the period.

The share-based remuneration expenses relating to RSUs amounted to £500,000 during the nine months ended September 30, 2021 (nine months ending September 30, 2020: £nil). The share-based remuneration expense for the three months ended September 30, 2021 was £335,000 (three months ended September 30, 2020: £nil).

22.	Capital commitments

The Group has capital expenditure contracted for but not recognised as liabilities as at September 30, 2021. The expenditure is as follows:

£’000
Plant & Equipment	514
Computer Software	32
Office equipment	11
557

Lease commitments

The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021, with the lease term commencing on or after October 1, 2022. Total minimum lease commitments of £6,306,000 are payable under these arrangements.

23.	Ultimate Parent and Controlling party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020

24.	Events occurring after the reporting period

On October 05, 2021 the Company completed its IPO. In the IPO the Company sold an aggregate of 15,927,500 ADS representing the same number of ordinary shares, including 2,077,500 ADSs pursuant to the underwriters’ option at a public offering price of $22.00 per ADS. Net proceeds were $325,877,000 (£239,688,000).

In addition to the ADSs sold in the IPO, the Company completed the concurrent sale of an additional 1,590,909 ADSs at the initial offering price of $22.00 per ADS, for gross proceeds of approximately $35,000,000 (£25,743,000), in a private placement to the Gates Foundation, and a further 5,681,818 ADs at the same price of $22.00 per ADS to SoftBank, generating net proceeds after professional fees of $116,250,000 (£85,504,000).

Concurrent with the Company’s IPO on October 05, 2021 and pursuant to the terms of a share for share exchange all of the ordinary and preference shareholders of Exscientia plc exchanged each of the existing shares held by them for 300 newly issued Ordinary shares of £0.0005 each in the Company. 324,121 Deferred shares with a nominal value of £0.01 per share were created as part of this transaction. The Deferred shares are not entitled to any dividends or to any other participation in the profits of the Company.

On October 08, 2021 the Group confirmed selection of a further target in its collaboration with EQRx, following which an up-front payment of $7,500,000 (£5,574,000) became receivable.